UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒                    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Other Events

Vedanta Limited (the Company) hereby inform you that the special resolution through Postal Ballot Notice dated April 28, 2016 seeking the shareholders approval for increasing the limits u/s 186 of the Companies Act, 2013 for Inter-Corporate Loans, Investments and Guarantees and Security in connection with loan(s) from Rs.60,000 crore to Rs.80,000 crore has been passed with requisite majority. The result of e-voting and Scrutinizer Report is attached as Exhibit-99.1 and Exhibit-99.2

Exhibits

Ex-99.1 Result of voting
Ex-99.2 Report of the Scrutinizer.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2016

VEDANTA LIMITED

By:	/s/ Dindayal Jalan
Name:	Dindayal Jalan
Title:	Whole-Time Director & Chief Financial Officer